THE READER'S DIGEST ASSOCIATION, INC.


                          2001 INCOME CONTINUATION PLAN
                              FOR SENIOR MANAGEMENT

                                    ARTICLE I
                                 Purpose of Plan

        1.1        The purpose of The Reader's Digest Association, Inc.
2001 Income Continuation Plan for Senior Management (the "Plan") is to provide certain officers and key employees of The Reader's
Digest Association, Inc. (the "Company") with appropriate assurances of continued income and other benefits for a reasonable period of time in the event that the participant's employment with the Company terminates under any of the circumstances described herein, thereby encouraging the continued attention and dedication of the participants to ensure the continued success of the Company.

                                   ARTICLE II
                          Eligibility for Participation

        2.1 The Board of Directors of the Company (the "Board") shall in its absolute discretion select the participants to be covered by the Plan from time to time.

        2.2 Participation in the Plan shall not in any respect be deemed to grant the participant either a right to continued participation in the Plan or a right to continued employment and such employment remains terminable at will by either the Company or the participant at any time for any reason or for no reason.

                                  ARTICLE III
                                      Term

        3.1        The Plan shall have an indefinite term.

        3.2 The Board may not terminate the participation of a participant in the Plan, suspend or terminate the Plan, or amend the Plan so as to impair the rights of any participant in the Plan unless the Board has provided written notice to any participant whose participation in the Plan is affected by such suspension, termination or amendment at least twenty-four (24) months in advance of such suspension, termination or amendment.

        3.3 Subject to Section 3.2 above, the Board may, at any time and from time to time, modify or amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate it entirely.

                                   ARTICLE IV
                              Causes of Termination

        4.1 If the Company terminates a participant's employment involuntarily, other than for reasons described in Section 4.5 below, during the twenty-four (24) months following a Change in Control (as defined below), the benefits described in Article V hereof shall become payable to the participant.

        4.2 Subject to the provisions of Section 4.3 below, if a participant terminates his employment due to Constructive
Termination (as defined below) during the twenty-four (24) months following a Change in Control, and within 120 days of the participant's knowledge of the event constituting Constructive
Termination, the benefits described in Article V hereof shall become payable to the participant. For the purposes of the Plan, "Constructive Termination" means any of the following events, without the written consent of the participant:

        (a) the assignment to a participant of any duties inconsistent in any respect with his position (including status, offices, titles and reporting requirements), duties, responsibilities and authority with the Company immediately prior to the Change in Control, or a material change or a substantial diminution in his authority, reporting responsibilities, titles or offices as in effect immediately prior to the Change in Control, or the removal from or failure to re-elect the participant to any such position or office; provided that termination of the participant's employment for Cause (as defined below), death, Total Disability (as defined in the Company's Long Term Disability Plan) or mandatory retirement pursuant to the Company's retirement policy shall not constitute a Constructive Termination event under the Plan;

        (b)             a reduction in the participant's base salary;

        (c) a reduction in the participant's target incentive opportunities under the Management Incentive Compensation Plan or the Senior Management Incentive Plan, as applicable (each, as applicable, the "Incentive Compensation Plan"), or the Company's
1994 Key Employee Long Term Incentive Plan (the "KELTIP");

        (d) a relocation of the participant to an office located anywhere other than within seventy-five (75) miles of a participant's primary office immediately prior to the Change in Control, except for required travel on Company business to an extent substantially consistent with the participant's business travel obligations immediately prior to the Change in Control;

        (e) any failure by the Company to continue in effect any employee benefit plan or fringe benefit program provided by the Company in which a participant participates (or the Company's elimination or material reduction of the participant's participation in such plan or program) that, by itself or in the aggregate, is material to a participant's total compensation and benefits from the Company, unless there shall have been instituted a replacement or substitute plan or fringe benefit program providing comparable benefits or compensation providing comparable value;

        (f) any failure by the Company to comply with and satisfy Section 6.1 below; or

        (g) any failure by the Company to permit the participant to participate in any new or additional compensation, incentive, employee benefit or fringe benefit plan or program that is made generally available to senior management of the Company or its successor, if such plan or program would be material to the participant's total compensation and benefits.

        4.3 A termination of employment by a participant shall not constitute a Constructive Termination unless the participant provides notice to the Board stating that in the participant's opinion an event constituting Constructive Termination has occurred and setting forth in reasonable detail the relevant facts and circumstances. If such event is isolated, inadvertent and insubstantial in nature, during the ten (10) business day-period after receipt of such notice (the "10-day cure period"), the Company may remedy or otherwise cure the situation to the participant's satisfaction or persuade the participant that the facts and circumstances do not constitute an event constituting Constructive Termination, and, in such case, the event shall not be treated as a Constructive Termination event under the Plan. If the Company shall, within such 10-day cure period, remedy or otherwise cure the situation, a recurrence thereof or another occurrence constituting Constructive
Termination shall constitute a new event for purposes of Section
4.2 above.

           Nothing herein shall require the participant to remain in the Company's employ beyond the expiration of the 10-day cure period in order to qualify for the benefits described in Article V hereof. Any good-faith determination made by the participant of an event constituting Constructive Termination shall be conclusive.

      4.4 For the purposes of the Plan, a "Change in Control" means:

        (a) if the Company's equity capital structure consists of Class A Non-Voting Common Stock and Class B Voting Common
Stock, as in effect on the date of adoption of this provision, then an acquisition (other than directly from the Company) or holding by a Person or a Group (other than a Permitted Holder) of Beneficial Ownership of shares representing at least 35% of the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of Directors
(the "Outstanding Company Voting Power"), if following such acquisition or at the time of such holding, the Funds do not own, in the aggregate, at least 50% of the Outstanding Company Voting
Power; provided, however, that a Business Combination satisfying clauses 4.4(d)(i) through (iii) below shall not constitute a Change in Control;

        (b) if the Company's equity capital structure is different from that described in subparagraph 4.4(a) above, then an acquisition (other than directly from the Company) or holding by a Person or a Group (other than a Permitted Holder) of Beneficial Ownership of shares representing 20% or more of either
(i) the then outstanding shares of common stock of the Company
(the "Outstanding Company Common Stock") or (ii) the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Company Voting Power"), if following such acquisition or at the time of such holding, the Funds do not own, in the aggregate, at least 30% of the Outstanding Company Voting Power; provided, however, that a Business Combination satisfying clauses 4.4(d)(i) through (iii) below shall not constitute a Change in Control;

        (c) if the Directors who were members of the Board on the date of adoption of this provision (the "Initial Directors") and any Directors whose election by the Company's stockholders was approved by a majority of the Company's Directors then still in office who were either Incumbent Directors or whose election or nomination for election was previously so approved, but excluding any such individual whose election as a Director occurs as a result of an actual or threatened proxy contest or consent solicitation by or on behalf of a person other than the Company or the Board (the "Approved Directors, and together with the Initial Directors, the "Incumbent Directors"), shall cease for any reason to constitute at least a majority of the Board;

        (d) consummation of a Business Combination, other than a transaction

        (i) in which all or substantially all of the stockholders of the Company receive Beneficial Ownership of more than 60% of the voting securities of the company resulting from the Business Combination,

        (ii) in which at least a majority of the board of directors of the resulting company are Incumbent Directors, and

        (iii) after which no Person or Group has Beneficial Ownership of 35% or more of the voting securities of the resulting company, who did not own at least such percentage of stock of the Company immediately before the Business
      Combination; or

        (e) stockholder approval of a complete liquidation or dissolution of the Company.

           Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person or Group has Beneficial Ownership of shares of Outstanding Company Common Stock or Outstanding Company Voting Power greater than or equal to the 35% or 20% thresholds in subsections 4.4(a) and 4.4(b) above (as the case may be) as a result of the acquisition by the Company of common stock or other voting securities which reduces the number of shares of Outstanding Company Common Stock or reduces the Outstanding Company Voting Power; provided, that if, after such acquisition by the Company, such Person or Group obtains Beneficial Ownership of shares of common stock or other voting securities that increases the percentage of Outstanding Company Common Stock or Outstanding Company Voting Power Beneficially Owned by such person while such Person or Group has met the 35% or 20% threshold in subsections 4.4(a) and 4.4(b) above (as the case may be), a Change in Control shall then be deemed to occur.

           For purposes of this Section 4.4:

           "Beneficial Ownership" shall have the meaning given to that term under Rule 13d-3 under the Securities Exchange Act of 1934.

           "Business Combination" shall mean a merger, consolidation or reorganization involving the Company or its subsidiaries or a sale, lease, exchange or other disposition of all or substantially all of the Company's assets.

           "Director" shall mean a member of the Board.

           "Funds" shall mean the DeWitt Wallace-Reader's Digest
Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc.

           "Group" shall have the meaning given to that term under Rule 13d-5 under the Securities Exchange Act of 1934.

           "Permitted Holder" shall mean (i) the Funds and (ii) the Company or an employee benefit plan of the Company or a corporation controlled by the Company.

           "Person" shall have the meaning given to that term under Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934.

           "Securities Exchange Act of 1934" shall mean the Securities Exchange Act of 1934, as amended from time to time.

      4.5 (a) If the Company shall terminate a participant's employment involuntarily by reason of: (i) Cause; (ii) Total Disability (as defined in the Company's Long Term Disability
Plan); (iii) mandatory retirement pursuant to the Company's retirement policy; or (iv) death, then no benefits shall become payable to a participant under the Plan.

           (b)  For the purposes of the Plan, "Cause" shall mean:

        (i) the willful and continued failure of the participant to perform substantially the participant's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness or following the participant's delivery of a notice of termination for Constructive Termination), after a written demand for substantial performance is delivered to the participant by the Board that specifically identifies the manner in which the Board believes that the participant has not substantially performed the participant's duties;

        (ii) the willful engaging by the participant in illegal conduct or gross misconduct either of which is materially and demonstrably injurious to the Company; or

        (iii) the participant's conviction of, or plea of guilty or nolo contendere to, a felony.
                ---------------


           (c) For purposes of this Section 4.5, no act, or failure to act, on the part of the participant shall be considered "willful" unless it is done, or omitted to be done, by the participant in bad faith or without reasonable belief that the participant's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer of the Company or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The cessation of employment of the participant shall not be deemed to be for Cause unless and until there shall have been delivered to the participant a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board (excluding the participant, if the participant is a member of the Board) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the participant and the participant is given an opportunity, together with counsel for the participant, to be heard before the Board), finding that, in the good faith opinion of the Board, the participant is guilty of any of the conduct described in Section 4.5(b), and specifying the particulars thereof in detail.

      4.6 Notice of any termination of employment by the Company or by a participant pursuant to this Article IV shall be given in writing and shall specify the effective date of termination.

      4.7 In no event shall a voluntary resignation or retirement by a participant give rise to any benefits under the Plan;
provided, that a termination of employment under Section 4.2 shall not be treated as a voluntary resignation or retirement.

                                   ARTICLE V
                                    Benefits

        5.1 In the event of a participant's termination of employment covered by Section 4.1 or 4.2 above, the Company shall provide to the participant:

        (a) within ten (10) days following the participant's date of termination of employment, a lump sum payment of (i) the participant's annual base salary earned through the date of termination of employment to the extent not theretofore paid and
(ii) the product of (x) the higher of (A) the participant's annual target bonus under the Incentive Compensation Plan in the Company's fiscal year in which the participant's date of termination of employment occurs and (B) the average of the three
(3) highest annual cash bonuses earned by the participant under the Incentive Compensation Plan during the five-year period immediately preceding the Company's fiscal year in which the participant's date of termination of employment occurs (such higher amount of (A) and (B), hereinafter referred to as the "Severance Bonus Amount") and (y) a fraction, the numerator of which is the number of days in the fiscal year in which the date of termination of employment occurs through the date of termination of employment and the denominator of which is 365
(for purposes of determining the Severance Bonus Amount, (a) any bonus awarded for any fiscal year in which the participant was employed for less than twelve (12) full months shall be annualized, (b) any bonus earned by a participant for a fiscal year shall be treated as earned in such fiscal year, notwithstanding whether payment is deferred, and (c) if a participant was not employed by the Company (or a successor to the Company) for the entire five-year period preceding the Company's fiscal year in which the date of termination of employment occurs, only the years during which the participant was so employed shall be considered for purposes of determining the average in clause (B) above; Annex A to the Plan sets forth illustrative examples of the calculation of the Severance Bonus
Amount);

        (b) within ten (10) days following the participant's date of termination of employment, a lump sum payment equal to the product of (i) three (3) and (ii) the participant's annual base salary at the rate of pay in effect immediately prior to the participant's date of termination of employment or, if higher, immediately prior to the Change in Control;

        (c) within ten (10) days following the participant's date of termination of employment, a lump sum payment equal to the product of (i) three (3) and (ii) the Severance Bonus Amount;
and

        (d) outplacement counseling services at the Company's sole expense commensurate with the participant's position and as customarily provided by the Company immediately prior to the Change in Control, or, if greater, after the Change in Control.

        5.2        In addition to the severance payments described in
Section 5.1 above, in the event of a termination of employment covered by Section 4.1 or 4.2 above, all outstanding performance share awards and similar long-term incentive awards previously granted to the participant under the KELTIP or under a similar plan maintained by the Company or any successor to the Company ("Performance Awards") shall immediately vest in the participant and such Performance Awards shall be paid out in cash based upon a deemed percentage earn-out of such Performance Awards at the greater of (a) the participant's target award for such Performance Awards, and (b) the average of the Company's three
(3) highest percentages of Performance Awards earned by the participant, whether received by the participant or deferred, during the five-year period immediately preceding the Company's fiscal year in which the date of termination occurs, to be paid in a lump sum within ten (10) days following the participant's date of termination of employment; provided, however, that in computing such payment, in the event that the participant was not employed by the Company (or a successor to the Company) for the entire five-year period preceding the Company's fiscal year in which the date of termination of employment occurs, only the years during which the participant was employed by the Company shall be considered for purposes of determining the averages in clause (b) above.

        5.3 (a) In the event of a participant's termination of employment covered by Section 4.1 or 4.2 above, the Company shall arrange for the participant to be permitted to continue to participate, during the three-year period following the participant's date of termination of employment, in all medical, dental and group life insurance plans provided by the Company to active employees, on a basis such that the participant's benefits thereunder (taking into account any required employee contributions, co-payments and similar costs imposed on active employees and the tax treatment of such participation for the participant) are comparable to those that the participant would have received if the participant had remained an active employee during such three-year period. Notwithstanding the foregoing, if such continued participation is not permissible under the general terms and conditions of any such welfare plan or if such continued participation would have adverse consequences for the participant, then the Company shall not be required to permit such continued participation, but shall instead provide the participant with alternative benefits substantially similar to those that the participant would have been entitled to receive under such welfare plan, at an after-tax cost to the participant that is not materially greater than the cost that the participant would have incurred, if the participant's participation had been permissible; provided that if the Company reasonably determines that such alternative benefits are not available on commercially reasonable terms, the Company may elect instead to pay to the participant, in a single cash lump sum, an amount equal to the pre-tax cost that the Company would have incurred to provide such benefits to the participant as an active employee under the applicable welfare plan.

        (b) In any event, the benefits otherwise required to be provided under this Section 5.3 shall cease if and to the extent that, by virtue of the participant's employment with another employer, the participant becomes eligible under that employer's plan or plans for medical, dental or group life insurance benefits, as the case may be.

        (c) The continued coverage required to be provided under this Section 5.3 shall apply to each of the participant's eligible dependents who was receiving such benefits under the applicable welfare plan as of the participant's date of termination of employment to the extent he or she remains eligible.

        (d) In the event of a participant's termination of employment covered by Section 4.1 or 4.2 above, the eligibility of the participant and of his eligible dependents, if any, for "COBRA" continuation coverage under Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code") shall begin on the date such coverage ceases to be provided (whether as a result of the expiration of the three-year period following termination of employment, the Company's decision to pay the lump sum cash payment provided for above in lieu of such coverage, as a result of the operation of Section 5.3(b), or otherwise).

        5.4 The provisions of this Section 5.4 shall govern the treatment of a participant who experiences a termination of employment covered by Section 4.1 or 4.2 above for purposes of the participant's benefits under such of the Nonqualified Plans
(as defined in the next sentence) in which the participant is a participant immediately before such termination of employment, notwithstanding any provision to the contrary in the Nonqualified
Plans.  The "Nonqualified Plans" means The Readers Digest
Association, Inc. Executive Retirement Plan (the "Executive
Retirement Plan"), The Reader's Digest Association, Inc.
Executive Cash Balance Plan (the "Executive Cash Balance Plan") and the Excess Benefit Retirement Plan of The Reader's Digest
Association, Inc. (the "Excess Cash Balance Plan").

        (a) Executive Retirement Plan. In the event of a participant's termination of employment covered by Section 4.1 or
4.2 above, if the participant is a participant in the Executive Retirement Plan immediately prior to such termination of employment, the participant shall be treated for purposes of eligibility for and accrual of retirement benefits under the Executive Retirement Plan, as if the participant had remained an active employee during the three-year period following the participant's date of termination of employment (except that such three-year period shall not be included in the calculation of any Credited Service for purposes of Section 4.4 under the Executive Retirement Plan), and such participant's Retirement Salary (as defined in the Executive Retirement Plan) shall be determined as of the participant's date of termination of employment. In addition, at the end of such three-year period, such participant's accrued Normal Retirement Benefits (as defined in the Executive Retirement Plan) under the Executive Retirement
Plan shall vest in full. Furthermore, all requirements to obtain any consent of the Compensation Committee of the Board under
Section 4.2 of the Executive Retirement Plan shall be waived.

        (b) Executive Cash Balance Plan. In the event of a participant's termination of employment covered by Section 4.1 or
4.2 above, if the participant is a participant in the Executive
Cash Balance Plan immediately prior to such termination of employment, the participant's entire account balance under such plan shall immediately vest as of the participant's date of termination of employment. In addition, the Company shall pay to the participant within ten (10) days following the participant's date of termination of employment a cash lump sum amount equal to
1.5 times the Contribution Credits (as defined in the Executive
Cash Balance Plan) that would have been made to the participant's account under the Executive Cash Balance Plan, assuming that:
(i) the participant had remained an active employee during the one-year period following the participant's termination of employment and (ii) the participant's Compensation (as defined in the Executive Cash Balance Plan) for such period was equal to the sum of (1) the participant's annual base salary at the rate described in Section 5.1(b)(ii) hereof and (2) the Severance
Bonus Amount.

        (c) Excess Cash Balance Plan and Qualified Retirement Plan. In the event of a participant's termination of employment covered by Section 4.1 or 4.2 above, if the participant is a participant in the Excess Cash Balance Plan immediately prior to such termination of employment, the participant's benefit under the Excess Cash Balance Plan shall be adjusted so that the participant's combined retirement benefits under the Excess Cash
Balance Plan and The Readers Digest Association, Inc. Retirement
Plan (the "Qualified Retirement Plan") are equal to the retirement benefits to which the participant would have been entitled if the participant's entire account balance under each plan had vested as of the participant's date of termination of employment. In addition, unless the participant participates in either the Executive Retirement Plan or the Executive Cash
Balance Plan, the Company shall pay to the participant within ten
(10) days following the participant's date of termination of employment a cash lump sum amount equal to 1.5 times the Base
Credit (as defined in the Excess Cash Balance Plan) that would have been made to the participant's cash balance accounts under the Excess Cash Balance Plan and the Qualified Retirement Plan, assuming that: (i) the participant had remained an active employee during the one-year period following the participant's termination of employment, (ii) Base Pay (as defined in the Qualified Retirement Plan) was equal to the participant's annual base salary at the rate described in Section 5.1(b)(ii) hereof, and (iii) the participant's age during such period remained the same as the participant's age as of the date of termination.

        (d) General Provisions. (i) Lump Sum Payments. The Company shall permit participants who are participants in any of the Nonqualified Plans to elect, at such times and in accordance with such procedures as it may establish from time to time, whether any retirement benefits to which the participant may be entitled under any such Nonqualified Plan (including by operation of this Section 5.4) shall be paid to the participant in a lump sum within ten (10) days following any termination of a participant's employment covered by Section 4.1 or 4.2 above. If any participant so elects, then such lump sum payment shall be made regardless of any provision to the contrary in the applicable Nonqualified Plan. Further, notwithstanding any provision in any of the Nonqualified Plans, the Company shall not be permitted to pay any retirement benefits under any Nonqualified Plan in a lump sum to any participant who has a termination of employment covered by Section 4.1 or 4.2 above who has not so elected. Any such lump sum amount shall be calculated in accordance with Section 5.4(d)(ii) below, but in no event will the assumed starting date for the benefit be earlier than the last day of the three-year period following the participant's date of termination.

        (ii) Actuarial Equivalents. Whenever it is necessary, to implement the provisions of this Section 5.4, to determine a lump sum or other actuarial equivalent amount, such determination shall be made using the actuarial assumptions in effect under the applicable Nonqualified Plan or the Qualified Retirement Plan, as applicable; provided, that in the case of the Qualified Retirement Plan, the assumptions specified in the second paragraph of the definition of "Equivalent Actuarial Value" under the Qualified Retirement Plan shall be used.

        (iii) Time and Form of Payment. Except as specifically provided above, the time and form of payment of retirement benefits to any participant under any Nonqualified Plan shall be as provided in such Nonqualified Plan; provided that in no event shall such benefits be payable to a participant who has a termination of employment covered by Section 4.1 or 4.2 above before the end of the three-year period with respect to which severance payments and benefits are paid or payable hereunder, except as provided in Section 5.4(d) above.

        (e) Retiree Medical Benefits. (i) Enhancement of Benefits. In the event of a participant's termination of employment covered by Section 4.1 or 4.2 above: (A) if the participant is a participant in the Executive Retirement Plan immediately prior to the participant's date of termination of employment, the participant shall be treated for purposes of eligibility for any retiree medical benefits under the Executive Retirement Plan as having continued as an employee of the Company for the three-year period following the participant's date of termination of employment, and all requirements to obtain any consents (including, without limitation, consent of the Compensation Committee of the Board) in order to receive any such benefits shall be waived; (B) if the participant is a participant in the Executive Cash Balance Plan, all requirements to obtain any consents (including, without limitation, consent of the Compensation Committee of the Board) in order to receive retiree medical benefits under the Executive Cash Balance Plan shall be waived; and (C) any retiree medical benefits to which the participant is entitled from the Company shall commence when the participant ceases to receive coverage pursuant to Section 5.3 above (whether as a result of the expiration of the three-year period following termination of employment, the Company's decision to pay the lump sum cash payment provided for above in lieu of such coverage, as a result of the operation of Section
5.3(b), or otherwise).

        (ii) Means of Providing Benefits. In the event that by virtue of the enhancement of a participant's retiree medical benefits pursuant to Section 5.4(e)(i) above, the Company determines that it is not possible to provide such benefits on the same basis as if the participant had been entitled to such benefits without regard to Section
      5.4(e)(i), or if doing so would have adverse consequences for the participant, the Company shall arrange to provide such benefits on a different basis, such that the participant's benefits (taking into account any required retiree contributions, co-payments and similar costs imposed on active employees and the tax treatment of such coverage for the participant) are comparable to those that the participant would have received if the participant had been entitled to such benefits without regard to Section
      5.4(e)(i). Notwithstanding the foregoing, if such coverage is not permissible under the general terms and conditions of the applicable retiree medical plan, then the Company shall not be required to provide such benefits under such plan, but shall instead provide the participant with alternative benefits substantially similar to those that the participant would have been entitled to receive under such plan, at an after-tax cost to the participant that is not materially greater than the cost that the participant would have incurred, if such coverage had been permissible; provided that if the Company reasonably determines that such alternative benefits are not available on commercially reasonable terms, the Company may elect instead to pay to the participant, in a single cash lump sum, an amount equal to the pre-tax cost that the Company would have incurred to provide such benefits to the participant under the applicable retiree medical plan.

        5.5 The Company may withhold from any benefits payable under the Plan all federal, state, local or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.

        5.6 Each participant shall enter into an agreement (in the form set forth as Exhibit A to the Agreement) not to solicit employees of the Company or its subsidiaries against the interests of the Company during the two-year period following a termination of employment, without the prior written consent of the Board or a committee thereof appointed to administer the Plan, and not to disclose any confidential information relating to the Company's business at any time, except as may be provided in the agreement. Such agreement shall be subject to exclusive jurisdiction in the federal or state courts of Westchester County in New York State. Notwithstanding the foregoing, any provisions providing for the forfeiture of awards or the recovery of gains from the exercise of awards under the 1989 Key Employee Long Term
Incentive Plan or the KELTIP (or applicable award agreements under such plans) shall no longer apply upon and following a Change in Control.

        5.7 (a) No participant shall be required to mitigate the amount of any benefits provided for in this Article V by seeking other employment or otherwise, nor shall the amount of any monthly or lump sum benefits provided for in the Plan be reduced by any compensation earned by the participant as a result of employment after the date of termination of employment by the Company.

           (b) The Company's obligation to make the payments provided for in the Plan and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense, or other claim, right or action that the Company may have against a participant or a third party.

        5.8 Except as otherwise provided herein, no provision of the Plan or any benefit provided hereunder shall reduce any amounts otherwise payable, or in any way diminish a participant's existing rights, or rights which may accrue to the participant solely as a result of the passage of time, under any pension or welfare plan, incentive plan or other contract, plan or arrangement maintained by the Company.

        5.9 (a) Anything in the Plan or any other plan, agreement or arrangement to the contrary notwithstanding, in the event it shall be determined that any Payment to a participant would be subject to the Excise Tax, then the participant shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the participant of all taxes
(and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up
Payment, the participant retains an amount of the Gross-Up
Payment equal to the Excise Tax imposed upon the Payments.  The
Company's obligation to make Gross-Up Payments under this Section
5.9 shall not be conditioned upon the participant's termination of employment.

        (b) Subject to the provisions of Section 5.9(c), all determinations required to be made under this Section 5.9, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by KPMG
LLP, or such other nationally recognized certified public accounting firm as may be designated by the participant (the
"Accounting Firm"). The Accounting Firm shall provide detailed supporting calculations both to the Company and the participant within fifteen (15) business days of the receipt of notice from the participant that there has been a Payment or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the participant may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 5.9, shall be paid by the Company to the participant within five (5) days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the participant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section
5.9(c), and the participant thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the participant.

        (c) The participant shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than ten (10) business days after the participant is informed in writing of such claim. The participant shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The participant shall not pay such claim prior to the expiration of the 10-day period following the date on which the participant gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the participant in writing prior to the expiration of such period that the Company desires to contest such claim, the participant shall:

        (i) give the Company any information reasonably requested by the Company relating to such claim,

        (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

        (iii) cooperate with the Company in good faith in order effectively to contest such claim, and

        (iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the participant harmless, on an after-tax basis, for any Excise Tax or income tax and employment tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 5.9(c), the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct the participant to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that, if the Company directs the participant to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the participant, on an interest-free basis, and shall indemnify and hold the participant harmless, on an after-tax basis, from any Excise Tax or income tax and employment tax (including interest or penalties) imposed with respect to such advance or with respect to any imputed income in connection with such advance; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the participant with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the participant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

        (d) If, after the receipt by the participant of an amount advanced by the Company pursuant to Section 5.9(c), the participant becomes entitled to receive any refund with respect to such claim, the participant shall (subject to the Company's complying with the requirements of Section 5.9(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the participant of an amount advanced by the Company pursuant to Section 5.9(c), a determination is made that the participant shall not be entitled to any refund with respect to such claim and the Company does not notify the participant in writing of its intent to contest such denial of refund prior to the expiration of ten (10) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

        (e)             Notwithstanding any other provision of this
Section 5.9, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the participant, all or any portion of any Gross-Up Payment, and the participant hereby consents to such withholding; provided, that such withholding and payment shall in no event place the participant in a less favorable tax position than had such payments been made to the participant by the Company.

        (f) Definitions. The following terms shall have the following meanings for purposes of this Section 5.9.

        (i) "Excise Tax" shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

        (ii) A "Payment" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the participant, whether paid or payable pursuant to the Plan or otherwise.

                                   ARTICLE VI
                               General Provisions

        6.1 The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the businesses or assets of the Company to expressly assume and adopt the Plan.

        6.2        If any participant entitled to receive benefits under
Article V of the Plan as a result of a termination of employment covered by Section 4.1 or 4.2 above should die while any amounts are still payable to the participant hereunder, all unpaid benefits under the Plan with respect to such participant shall be paid to the participant's designated beneficiary or, if no designation has been made, to the participant's estate.

        6.3 The Company agrees to pay as incurred (within ten (10) days following the Company's receipt of an invoice from the participant), to the fullest extent permitted by law, all legal fees and expenses that the participant may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, the participant or others of the validity or enforceability of, or liability under, any provision of the Plan or any guarantee of performance thereof (including as a result of any contest by the participant about the amount of any payment pursuant to the Plan), plus, in each case, interest on any delayed payment at the applicable federal rate provided for in
Section 7872(f)(2)(A) of the Code.

        6.4 Nothing contained in the Plan shall be construed as a contract of employment between the Company and any participant, or as a right of any participant to continue in the employ of the Company, or as a limitation of the right of the Company to discharge any participant, with or without Cause.

        6.5 The Plan shall be administered as an unfunded plan designed primarily for the purpose of providing benefits to a select group of management or highly compensated employees of the Company. Payments under the Plan shall at all times be made solely from the general assets of the Company. No assets shall be segregated or earmarked in respect of any amount due hereunder. The Plan and the amounts due hereunder shall not constitute a trust.

        6.6 Any notice or other communication pursuant to the Plan intended for a participant shall be deemed given when personally delivered to such participant or sent to such participant by registered or certified mail, return receipt requested, at such participant's residence address as it appears on the records of the Company, or at such other address as such participant shall have specified by notice to the Company in the manner herein provided. Any notice or other communication pursuant to the Plan intended for the Company shall be deemed given when personally delivered to the Secretary by registered or certified mail, return receipt requested, at its headquarters in Pleasantville, New York 10570, or at such other address as the Company shall have specified by notice to the participants in the manner herein provided.

        6.7 Except as provided in Section 6.2, a participant may not assign, anticipate, transfer, pledge, hypothecate or alienate in any manner any interest arising under the Plan, nor shall any such interest be subject to attachment, bankruptcy proceedings or to any other legal processes or to the interference or control of creditors or others.

        6.8 Except as specifically provided otherwise herein, determinations under the Plan shall be made by the Board. If any body of law should be used or applied in determining the meaning or effect of the Plan, it shall be the law of the State of New
York. Any dispute under this Plan shall be subject to the exclusive jurisdiction in the federal or state courts of Westchester County in New York State, and by becoming a participant in the Plan, each participant shall be treated as having consented to such exclusive jurisdiction.

        6.9 Any reference to a specific policy, plan or program in this Plan shall be deemed to include any similar policy, plan or program of the Company then in effect that is the predecessor of, the successor to, or the replacement for, such specific policy, plan or program.

        6.10 In the construction of the Plan, the masculine shall include the feminine and the singular the plural, and vice-versa, in all cases where such meaning would be appropriate.

        6.11 In the event any provision of the Plan, if challenged, would be declared invalid, illegal or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be illegal, invalid or unenforceable and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

        6.12 In the event a participant receives severance benefits under Article V of the Plan, such participant shall not be entitled to severance or termination benefits under any other severance plan of the Company or its affiliates, including, without limitation, the Company's Income Continuation Plan for Senior Management, or under any individual employment or severance agreement, unless such individual agreement otherwise specifies for certain payments to be made thereunder in addition to, or in lieu of, the severance benefits under Article V.




           ANNEX A - Examples of Severance Bonus Amount

Set forth below are illustrative examples of calculations of the Severance Bonus Amount under Section 5.1(a):

A.    Target Bonus Exceeds Average Highest Bonus

-     Target Bonus               =    $350,000

        Highest Bonuses

        In Last Five Years       =    $500,000

                                 =    $100,000

                                 =    $200,000

                                 =    $200,000

                                 =    $100,000

-     Average Highest Bonuses    =    $300,000

-     Severance Bonus Amount     =    $350,000

B.    Average Highest Bonus (one year annualized) Exceeds Target Bonus

-     Target Bonus               =    $200,000

-     Highest Bonuses

        In Last Five Years       =    $300,000
        (employed six months)

                                 =    $200,000

                                 =    $400,000

                                 =    $200,000

                                 =    $100,000

-     Average Highest Bonuses    =    $400,000

-     Severance Bonus Amount     =    $400,000


C.    Average Highest Bonuses (employed two years) Exceeds Largest Bonus

-     Target Bonus               =    $250,000

-     Highest Bonuses

        In Past Five Years

        (only employed 2 years)  =    $300,000

                                 =    $400,000

-     Average of Highest Bonuses =    $350,000

-     Severance Bonus Amounts    =    $350,000


            EXHIBIT A - Non Solicitation Agreement


[Name of Participant]
The Reader's Digest Association, Inc.
Reader's Digest Road
Pleasantville, NY 10570

Dear [Name of Participant]:

Under Section 5.2 of the 2001 Income Continuation Plan (the
"Plan") of The Reader's Digest Association, Inc. (the "Company"), each participant in the Plan is required to enter into a non-solicitation and confidentiality agreement. In consideration of your participation in the Plan, you agree as follows:

1. You will not, without the written consent of the Company signed by the Chief Human Resources Officer or the General Counsel of the Company, during the two-year period following your termination of employment with the Company, attempt, directly or indirectly, to solicit, induce or hire (or identify for solicitation, inducement or hire) any non-clerical employee of the Company or its affiliates to be employed by, or to perform services for, you or any person or entity with which you are associated (including, but not limited to, due to your employment by, consultancy for, equity interest in, or creditor relationship with such person or entity) or any person or entity from which you receive direct or indirect compensation or fees as a result of such solicitation, inducement or hire (or the identification for solicitation, inducement or hire).

2. You will not, without the written consent of the Chief Human Resources Officer or the General Counsel of the Company, at any time following your termination of employment with the Company, disclose to anyone outside the Company or its affiliates, or use in other than the Company's or its affiliate's business, any confidential information or proprietary information relating to the business of the Company or its affiliates, acquired by you during employment with the Company or its affiliates.

3. This letter agreement shall be governed by and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be wholly performed within that State. I hereby agree and consent to exclusive jurisdiction of any dispute under this letter agreement in the federal or state courts of Westchester County in New York State.

If the foregoing represents your understanding, please indicate your agreement and acceptance by executing below and returning one fully executed copy of this agreement to the undersigned.

                                  Very truly yours,

                                  THE READER'S DIGEST ASSOCIATION,
                                  INC.


                                  By
                                  -----------------------------------
                                  Name:Gary S. Rich
Title:                                 Senior Vice President,
Human Resources


Agreed to and accepted as of April ___, 2001:


-------------------------------------
Name:  [Name of Executive]